UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

GameStop Corp.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

36467W109

(CUSIP Number)

KURTIS J. WOLF HESTIA CAPITAL MANAGEMENT, LLC 175 Brickyard Road, Suite 200 Adams Township, Pennsylvania 16046 (724) 687-7842	JOHN C. BRODERICK Permit Capital, LLC 100 Front Street, Suite 900 West Conshohocken, Pennsylvania 19428 (610) 941-5025

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		906,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

906,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

906,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.38%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

HESTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,301,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,301,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,301,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.97%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

KURTIS J. WOLF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,301,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,400
	10	SHARED DISPOSITIVE POWER

1,301,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,322,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.01%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL ENTERPRISE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,053,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.63%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,053,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.63%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,053,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.63%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

JOHN C. BRODERICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		576,645
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

576,645
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,630,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.51%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

ADAM DUKOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		48,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

48,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PAUL J. EVANS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 36467W109

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Hestia Capital Partners, LP, a Delaware limited partnership (“Hestia Capital”);
(ii)	Hestia Capital Management, LLC, a Delaware limited liability company (“Hestia LLC”), which serves as the general partner of Hestia Capital and the investment manager of certain separately managed accounts (the “SMAs”);
(iii)	Kurtis J. Wolf, who serves as the managing member and chief investment officer of Hestia LLC (together with Hestia Capital and Hestia LLC, “Hestia”) and as a nominee for the Board of Directors of the Issuer (the “Board”);
(iv)	Permit Capital Enterprise Fund, L.P., a Delaware limited partnership (“Permit Enterprise”);
(v)	Permit Capital, LLC, a Delaware limited liability company, which serves as the investment adviser of Permit Enterprise (“Permit LLC”);
(vi)	Permit Capital GP, L.P., a Delaware limited partnership, which serves as the general partner of Permit Enterprise (“Permit GP”);
(vii)	John C. Broderick, who serves as the sole portfolio manager of Permit Enterprise and a partner of both Permit LLC and Permit GP (together with Permit Enterprise, Permit LLC and Permit GP, “Permit”);
(viii)	Adam Dukoff, with respect to the Shares directly and beneficially owned by him and as a consultant to Hestia Capital; and
(ix)	Paul J. Evans, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as defined and further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

11

CUSIP No. 36467W109

(b)       The address of the principal office of each of Hestia Capital, Hestia LLC and Mr. Wolf is 175 Brickyard Road, Suite 200, Adams Township, Pennsylvania 16046. The address of the principal office of each of Permit Enterprise, Permit LLC, Permit GP and Mr. Broderick is 100 Front Street, Suite 900, West Conshohocken, Pennsylvania 19428. The principal business address of Mr. Dukoff is 212 West 91st Street, New York, New York 10024. The principal business address of Mr. Evans is c/o Dillon Kane Group, 222 South Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

(c)       The principal business of Hestia Capital is investing in securities and engaging in all related activities and transactions. The principal business of Hestia LLC, is serving as the general partner of Hestia Capital and the investment manager of the SMAs. The principal occupation of Mr. Wolf is serving as the Managing Member and Chief Investment Officer of Hestia LLC. The principal business of Permit Enterprise is investing in securities and engaging in all related activities and transactions. The principal business of Permit LLC is serving as the investment adviser of Permit Enterprise. The principal business of Permit GP is serving as the general partner of Permit Enterprise. The principal occupation of Mr. Broderick is serving as the sole portfolio manager of Permit Enterprise and a partner of both Permit LLC and Permit GP. The principal occupation of Mr. Dukoff is serving as a financial consultant. The principal occupation of Mr. Evans is serving as the Senior Managing Director at the Dillon Kane Group.

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Wolf, Broderick, Dukoff and Evans are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Shares purchased by Mr. Dukoff were purchased with personal funds in the open market. The aggregate purchase price of the 48,900 Shares beneficially owned by Mr. Dukoff is approximately $193,920, including brokerage commissions.

12

CUSIP No. 36467W109

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 23, 2020, Hestia Capital delivered a letter to the Issuer (the “Nomination Letter”) nominating two (2) highly-qualified candidates, Paul J. Evans and Kurtis J. Wolf (collectively, the “Nominees”), for election to the Board at the 2020 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below. The Reporting Persons hope to continue to engage in constructive dialogue with the Issuer’s management team and Board regarding opportunities to unlock value at the Issuer, including changes to Board composition.

Also on March 23, 2020, Hestia Capital and Permit Enterprise (together with their respective affiliates, the “Stockholder Group”) issued a press release, which included an open letter to the stockholders, which, among other things, detailed the value destruction overseen by the Board over the past 5 years, explained why the recent Board refreshment was insufficient and called for two stockholder nominated voices to be added to the Board to replace two lame duck, long tenured directors who have already agreed to resign from the Board in 15 months. The foregoing description of the letter is qualified in its entirety by reference to the full text of the press release and letter, a copy of which is filed hereto as Exhibit 99.1, and is incorporated herein by reference.

Paul J. Evans, age 52, has served as a Senior Managing Director at the Dillon Kane Group, a privately-held group of affiliated companies that invests in, builds, and revitalizes technology solution businesses, since October 2019 and as an independent consultant since October 2015. Previously, Mr. Evans served as the Interim Chief Executive Officer at Hill International, Inc. (“Hill”) (NYSE: HIL), a provider of program management, project management, construction management and other consulting services, from May 2017 to October 2018, where he has also served as a director since August 2016. From January 2012 to October 2015, Mr. Evans served in a variety of roles at the MYR Group Inc. (“MYR”) (NASDAQ: MYRG), a holding company of specialty electrical construction service providers that service the electrical infrastructure industry, including as Vice President, Chief Financial Officer and Treasurer, President of MYR Real Estate Company and MYR’s Principal Financial and Chief Accounting Officer. Prior to that, Mr. Evans served as the Chief Executive Officer of Conex Energy Corporation, a privately-held company that developed renewable energy projects, from February 2010 to December 2011. Mr. Evans served as the Treasurer and Corporate Officer at NorthWestern Energy, an energy service provider assisting customers in Montana, South Dakota and Nebraska, from 2002 until 2009. Prior to that, Mr. Evans served as the Vice President of Finance at Duke Energy North America, a subsidiary of Duke Energy (NYSE: DUK), an electric power holding company, from 2001 to 2002. Mr. Evans served as Executive Director of Finance at NRG Energy, Inc. (NYSE: NRG), an integrated power company, from 1996 to 2001. Mr. Evans served as a Senior Staff Auditor at McLane Company, Inc., a wholesale supply chain service company, from 1993 to 1995. In addition to his public board service at Hill, Mr. Evans has served on the board of Sevan Multi-Site Solutions, a privately held company that assists multi-site program management and various construction services, since February 2020. Mr. Evans is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Evans received a B.B.A. in Accounting from Stephen F. Austin State University and a Masters of International Management from Thunderbird School of Global Management.

13

CUSIP No. 36467W109

Kurtis J. Wolf, age 47, has served as the Managing Member and Chief Investment Officer of Hestia LLC, a deep value hedge fund that he founded, since January 2009. From March 2007 to November 2008, Mr. Wolf worked as a Senior Analyst at First Q Capital, LLC, a hedge fund that invested in public companies which had previously been backed by venture capital or private equity firms. From January 2006 to February 2007, Mr. Wolf served as co-Founding Partner at Lemhi Ventures LLC, a health care services-focused venture capital incubator. Mr. Wolf previously was co-Founding Partner at Definity Health Corporation, a leading player in the consumer-driven health care space, which was acquired by UnitedHealth Group Inc. (NYSE: UNH) in December 2004. After the acquisition, from April 2005 through January 2006, Mr. Wolf served as Director, Corporate Development for UnitedHealth Group Inc.’s Definity Health Corporation subsidiary. Prior to Definity Health Corporation being acquired, from September 1998 to January 2000, he served as its co-Founding Partner, primarily focusing on finance and strategy. Between his two periods at Definity Health Corporation, Mr. Wolf served as an Analyst at Relational Investors LLC, an activist hedge fund, from June 2002 to December 2004. Previously, he was a co-Founding Partner and Consultant at Lemhi Consulting, an entity related to Definity Health Corporation, from September 1998 to January 2000. Mr. Wolf also has experience working as a consultant both with Deloitte Consulting from September 1995 until September 1998 and The Boston Consulting Group during the summer of 2001. Previously, Mr. Wolf served as a Director of Edgewater Technology, Inc., a business and IT consulting firm, from February 2017 until it became part of Alithya Group Inc. (NASDAQ: ALYA) in November 2018. Mr. Wolf earned an M.B.A. from the Stanford Graduate School of Business and a B.A. from Carleton College.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 65,922,283 shares outstanding as of December 4, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2019.

A.	Hestia Capital
(a)	As of the date hereof, Hestia Capital beneficially owned 906,600 Shares.

Percentage: Approximately 1.38%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 906,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 906,600
(c)	Hestia Capital has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
14

CUSIP No. 36467W109

B.	Hestia LLC
(a)	As of the date hereof, Hestia LLC beneficially owned 394,500 Shares, which are held in SMAs. As the general partner of Hestia Capital, Hestia LLC may also be deemed the beneficial owner of the 906,600 Shares beneficially owned by Hestia Capital.

Percentage: Approximately 1.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,301,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,301,100
(c)	Hestia LLC has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
C.	Kurtis J. Wolf
(a)	As of the date hereof, Mr. Wolf beneficially owned 21,400 Shares, which are held jointly with his wife. As the managing member of Hestia LLC, Mr. Wolf may also be deemed the beneficial owner of the (i) 906,600 Shares beneficially owned by Hestia Capital and (ii) the 394,500 Shares held in SMAs that are beneficially owned by Hestia LLC.

Percentage: Approximately 2.01%

(b)	1. Sole power to vote or direct vote: 21,400
2. Shared power to vote or direct vote: 1,301,100
3. Sole power to dispose or direct the disposition: 21,400
4. Shared power to dispose or direct the disposition: 1,301,100
(c)	Mr. Wolf has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
15

CUSIP No. 36467W109

D.	Permit Enterprise
(a)	As of the date hereof, Permit Enterprise beneficially owned 3,053,536 Shares.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,053,536
(c)	Permit Enterprise has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
E.	Permit LLC
(a)	Permit LLC, as the investment adviser of Permit Enterprise, may be deemed the beneficial owner of the 3,053,536 Shares owned by Permit Enterprise.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,053,536
(c)	Permit LLC has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
F.	Permit GP
(a)	Permit GP, as the general partner of Permit Enterprise, may be deemed the beneficial owner of the 3,053,536 Shares owned by Permit Enterprise.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,053,536
(c)	Permit GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
16

CUSIP No. 36467W109

G.	John C. Broderick
(a)	As of the date hereof, Mr. Broderick beneficially owned 576,645 Shares, including 3,825 Shares held by his wife, of which Mr. Broderick maintains voting and dispositive power. As a partner of Permit GP, Mr. Broderick may also be deemed the beneficial owner of the 3,053,536 Shares beneficially owned by Permit Enterprise.

Percentage: Approximately 5.51%

(b)	1. Sole power to vote or direct vote: 576,645
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 576,645
4. Shared power to dispose or direct the disposition: 3,053,536
(c)	Mr. Broderick has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
H.	Adam Dukoff
(a)	As of the date hereof, Mr. Dukoff beneficially owned 48,900 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 48,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 48,900
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Dukoff during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
I.	Paul J. Evans
(a)	As of the date hereof, Mr. Evans did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Evans has not entered into any transactions in the Shares during the past sixty (60) days.

17

CUSIP No. 36467W109

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 5,001,581 Shares, constituting approximately 7.59% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 23, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Hestia and Permit agreed to share all expenses incurred in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On March 23, 2020, Hestia and Permit entered into a letter agreement (the “Indemnification Agreement”) with Mr. Evans pursuant to which Hestia and Permit have agreed to indemnify Mr. Evans against claims arising from the Solicitation and any related transactions. A form of the Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Messrs. Dukoff and Evans have granted John C. Broderick and Kurtis J. Wolf powers of attorney (“Powers of Attorney”) to execute certain SEC filings and other documents in connection with the Solicitation. A form of the Powers of Attorney is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Stockholders, dated March 23, 2020.
99.2	Joint Filing and Solicitation Agreement, dated March 23, 2020.

99.3	Form of Indemnification Agreement.

99.4	Form of Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2020

Hestia Capital Partners, LP

By:	Hestia Capital Management, LLC, its General Partner

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Director

Hestia Capital Management, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

/s/ Kurtis J. Wolf
Kurtis J. Wolf Individually and as attorney-in-fact for Adam Dukoff and Paul J. Evans

Permit Capital Enterprise Fund, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

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CUSIP No. 36467W109

Permit Capital, LLC

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

Permit Capital GP, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

/s/ John Broderick
John Broderick

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CUSIP No. 36467W109

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

ADAM DUKOFF

Purchase of Common Stock	1,250	4.5700	01/21/2020
Purchase of Common Stock	1,000	4.4200	01/24/2020
Purchase of Common Stock	500	4.2550	01/27/2020
Purchase of Common Stock	2,400	3.9488	01/30/2020
Purchase of Common Stock	250	3.8600	01/31/2020
Purchase of Common Stock	1,000	3.8730	02/07/2020
Purchase of Common Stock	500	4.0900	02/13/2020
Purchase of Common Stock	1,100	4.0956	02/14/2020
Purchase of Common Stock	1,650	4.0154	02/18/2020
Purchase of Common Stock	2,000	3.9481	02/19/2020
Purchase of Common Stock	3,025	4.0716	02/21/2020
Purchase of Common Stock	19,325	3.8052	02/24/2020
Purchase of Common Stock	3,300	3.6669	02/25/2020
Purchase of Common Stock	250	3.4750	02/26/2020
Purchase of Common Stock	1,000	3.2650	02/27/2020
Purchase of Common Stock	250	3.4658	03/02/2020
Purchase of Common Stock	600	3.6115	03/03/2020
Purchase of Common Stock	1,250	3.6080	03/09/2020
Purchase of Common Stock	1,300	3.8130	03/12/2020
Purchase of Common Stock	200	3.9504	03/13/2020
Purchase of Common Stock	250	4.0161	03/16/2020